SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 17, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 17, 2008 regarding “Sony Ericsson reports third quarter results “

PRESS RELEASE	October 17, 2008

Sony Ericsson reports third quarter results

Q3 highlights:

•	Break even results, excluding restructuring charges, as challenging business conditions continued

•	C902 Cyber-shot™ camera phone is hit model of the quarter

•	First Xperia™ branded multimedia phone X1 began shipping

•	Expansion of music service offering with announcement of PlayNow™ plus

London, UK - The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2008 is as follows:

	Q3 2008	Q2 2008	Q3 2007
Number of units shipped (million)	25.7	24.4	25.9
Sales (Euro m.)	2,808	2,820	3,108
Gross margin (%)	22%	23%	31%
Operating income (Euro m.)	-33	-2	393
Operating margin (%)	-1%	-0%	13%
Restructuring charges (Euro m.)	35	11	0
Operating income excl. restructuring charges (Euro m.)	2	8	393
Operating margin excl. restructuring charges (%)	0%	0%	13%
Income before taxes (IBT) (Euro m.)	-23	8	384
IBT excl. restructuring charges (Euro m.)	12	19	384
Net income (Euro m.)	-25	6	267
Average selling price (Euro)	109	116	120

Units shipped in the quarter were 25.7 million, a sequential increase but flat year-on-year, while sales for the quarter were Euro 2,808 million, a decrease of 10% compared to the third quarter of 2007. Most of this decrease reflects the impact of exchange rate fluctuations, as well as a shift of the product mix to more lower priced phones. Gross margin also decreased year-on-year and sequentially due to continued price pressure at a time of adverse cost trends in the supplier base. This was partially mitigated by the introduction of new products at the end of the second quarter, such as the C902 Cyber-shot™ camera phone, which is selling well; however, strong competition continues, particularly in Europe. Income before taxes for the quarter was Euro 12 million, excluding restructuring charges of Euro 35 million, a decrease compared to the third quarter of 2007.

Average selling price (ASP) for Sony Ericsson decreased both sequentially and year-on-year in line with levels seen in previous quarters. This is due to selling more lower priced phones and increased price competition in the market for mid- to high-end phones. Sequentially, market share for the third quarter remained flat and is estimated to be around 8%.

“As expected the third quarter has continued to be challenging for Sony Ericsson. We have moved forward with our plans to align operations and resources with the consolidation of R&D facilities into a more agile and cost efficient organisational structure. As previously announced, our target remains to reduce operating expenses by Euro 300 million annually by the end of the second quarter 2009, with the full effects expected to appear in the second half of 2009. These plans are progressing in line with expectations,” said Dick Komiyama, President, Sony Ericsson. “We are committed to executing our alignment plan as speedily as possible to ensure we have the right size and organisational structure to return the business to healthy profitability.”

During the third quarter Sony Ericsson announced PlayNow™ plus, the next step in its music service offering. PlayNow™ plus is a high speed and high quality music download service for both the phone and PC that will launch in the fourth quarter with Telenor in Sweden with a special edition Sony Ericsson W902 Walkman® phone integrated with the PlayNow™ plus service. Further roll-outs of the service are planned with other network partners around the world in early 2009.

Sony Ericsson also announced a number of new phones in the quarter, including three new Walkman® phones, its first UMA handset (G705u) and the first models with integrated You Tube™ connectivity (W595, W902, G705). In addition, Sony Ericsson started a major marketing initiative to launch its first multimedia convergence phone under the new sub-brand; Xperia™, and started shipping the phone, the Xperia™ X1, at the end of the quarter.

As communicated previously, Sony Ericsson paid a second dividend to the parent companies totalling Euro 300 million (Euro 150 million each) in the quarter based on 2007 earnings, and at the end of September 2008 Sony Ericsson had net cash of Euro 1.4 billion.

Sony Ericsson forecasts that the global handset market for 2008 will grow at a rate of around 10% from more than 1.1 billion units in 2007, while the industry ASP will continue to decline. The majority of this growth is expected to be in emerging markets where lower priced phones dominate.

Cyber-shot™ and WALKMAN® are trademarks of Sony Corporation.

The Liquid Identity logo, Xperia™ and the Xperia™ logo and PlayNow™ are trademarks or registered trademarks of Sony Ericsson Mobile Communications AB.

Sony is a trademark or registered trademark of Sony Corporation.

Ericsson is the trademark or registered trademark of Telefonaktiebolaget LM Ericsson.

Other product and company names mentioned herein may be the trademarks of their respective owners.

Any rights not expressly granted herein are reserved. Subject to change without prior notice.

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement (2)

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows (2)

Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a top, global industry player with sales of over 100 million phones in 2007. Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts
Ericsson Investor Relations	Sony Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858	Shinji Tomita (London) +44 20 7426 8696
Susanne Andersson (Stockholm) + 46 8 719 4631	Gen Tsuchikawa (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson Global Communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

Simone Bresi-Ando (London) +44 20 8762 5863

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jul-Sep
EUR million	2008	2007	Change
Net sales	2,808	3,108	-10%
Cost of sales	-2,192	-2,154	2%

Gross profit	616	954	-35%
Gross margin %	21.9%	30.7%	-9%

Research and development expenses	-337	-280	20%
Selling and administrative expenses	-303	-280	8%

Operating expenses	-640	-560	14%

Other operating income, net	-8	-1	-586%

Operating income	-33	393	-108%
Operating margin %	-1.2%	12.7%	-14%

Financial income	25	7	274%
Financial expenses	-15	-16	-11%

Income after financial items	-23	384	-106%

Taxes	6	-109	-106%
Minority interest	-8	-8	1%

Net income	-25	267	-109%

Number of units shipped (million)	25.7	25.9	-1%
ASP (EUR)	109	120	-9%

EUR million	Jul-Sep
Restructuring charges	2008
Cost of sales	0
Research and development expenses	26
Sales and administrative expenses	3
Other operating income, net	6

Total	35

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Sep
EUR million	2008	2007	Change
Net sales	8,330	9,145	-9%
Cost of sales	-6,274	-6,384	-2%

Gross profit	2,056	2,760	-26%
Gross margin %	24.7%	30.2%	-6%

Research and development expenses	-1,020	-824	24%
Selling and administrative expenses	-883	-885	0%

Operating expenses	-1,903	-1,709	11%

Other operating income, net	-3	2	-239%

Operating income	149	1,055	-86%
Operating margin %	1.8%	11.5%	-10%

Financial income	73	43	72%
Financial expenses	-44	-25	76%

Income after financial items	179	1,073	-83%

Taxes	-50	-306	-84%
Minority interest	-14	-27	-47%

Net income	114	741	-85%

Number of units shipped (million)	72.5	72.6	0%
ASP (EUR)	115	126	-9%

EUR million	Jan-Sep 2008
Restructuring charges
Cost of sales	8
Research and development expenses	28
Sales and administrative expenses	4
Other operating income, net	6

Total	46

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2008			2007
EUR million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	2,808	2,820	2,702	3,771	3,108	3,112	2,925
Cost of sales	-2,192	-2,168	-1,914	-2,573	-2,154	-2,192	-2,039

Gross profit	616	653	788	1,198	954	921	886
Gross margin %	21.9%	23.1%	29.2%	31.8%	30.7%	29.6%	30.3%

Research and development expenses	-337	-344	-339	-349	-280	-283	-261
Selling and administrative expenses	-303	-310	-270	-375	-280	-321	-284

Operating expenses	-640	-653	-610	-724	-560	-604	-545

Other operating income, net	-8	-2	6	15	-1	-2	5

Operating income	-33	-2	184	489	393	315	346
Operating margin %	-1.2%	-0.1%	6.8%	13.0%	12.7%	10.1%	11.8%

Financial income	25	25	24	19	7	18	18
Financial expenses	-15	-14	-15	-7	-16	-6	-2

Income after financial items	-23	8	193	501	384	327	362

Taxes	6	0	-57	-118	-109	-97	-100
Minority interest	-8	-3	-3	-10	-8	-10	-9

Net income	-25	6	133	373	267	220	254

Number of units shipped (million)	25.7	24.4	22.3	30.8	25.9	24.9	21.8
ASP (EUR)	109	116	121	123	120	125	134

EUR million	2008
Restructuring charges	Q3	Q2
Cost of sales	0	8
Research and development expenses	26	2
Sales and administrative expenses	3	1
Other operating income, net	6	0

Total	35	11

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Sep 30 2008	Jun 30 2008	Dec 31 2007	Sep 30 2007
ASSETS

Total fixed and financial assets	649	590	572	511

Current assets

Inventories	717	538	437	620
Accounts receivables	1,815	1,905	1,870	1,803
Other assets	527	511	345	544
Other short-term cash investments	918	966	1,431	954
Cash and bank	555	624	724	804

Total current assets	4,532	4,544	4,808	4,725

Total assets	5,180	5,134	5,380	5,236

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,429	1,684	2,026	1,663
Minority interest	50	35	64	70

Total equity	1,480	1,719	2,090	1,733

Total long-term liabilities	39	25	26	22

Accounts payable	1,453	1,436	1,263	1,602
Other current liabilities	2,208	1,954	2,001	1,879

Total current liabilities	3,661	3,390	3,264	3,481

Total shareholders’ equity and liabilities	5,180	5,134	5,380	5,236

Net cash*	1,374	1,591	2,155	1,758

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep
EUR million	2008	2007
OPERATIONS
Net income	-25	267
Adjustments to reconcile net income to cash	39	32

	15	299
Changes in operating net assets	88	88

Cash flow from operating activities	102	387

INVESTMENTS
Investing activities	-55	-53

Cash flow from investing activities	-55	-53

FINANCING
Financing activities	- 238	- 300

Cash flow from financing activities	-238	-300

Net change in cash	-191	34
Cash, beginning of period	1,591	1,730
Translation difference in Cash	74	-6

Cash, end of period	1,473	1,758

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Sep
EUR million	2008	2007
OPERATIONS

Net income	114	741
Adjustments to reconcile net income to cash	109	90

	223	831
Changes in operating net assets	-155	-349

Cash flow from operating activities	68	482

INVESTMENTS
Investing activities	-105	-138

Cash flow from investing activities	-105	-138

FINANCING
Financing activities	- 708	-849

Cash flow from financing activities	-708	-849

Net change in cash	-745	-504
Cash, beginning of period	2,155	2,273
Translation difference in Cash	62	-11

Cash, end of period	1,473	1,758

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2008			2007
EUR million	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
OPERATIONS
Net income	-25	6	133	373	267	220	254
Adjustments to reconcile net income to cash	39	40	31	17	32	30	28

	15	46	164	390	299	250	282

Changes in operating net assets	88	-142	-101	44	88	16	-454

Cash flow from operating activities	102	-96	64	434	387	266	-172

INVESTMENTS
Investing activities	-55	-29	-22	-27	-53	-31	-53

Cash flow from investing activities	-55	-29	-22	-27	-53	-31	-53

FINANCING
Financing activities	- 238	- 8	- 462	0	- 300	- 548	- 1

Cash flow from financing activities	-238	-8	-462	0	-300	-548	-1

Net change in cash	-191	-133	-421	408	34	-312	-226
Cash, beginning of period	1,591	1,711	2,155	1,758	1,730	2,045	2,273
Translation difference in Cash	74	13	-24	-10	-6	-3	-2

Cash, end of period	1,473	1,591	1,711	2,155	1,758	1,730	2,045

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million
	2008			2007
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,427	1,386	1,494	2,251	1,715	1,729	1,598
Americas	703	740	486	636	573	499	365
Asia	678	694	722	884	820	885	961

Total	2,808	2,820	2,702	3,771	3,108	3,112	2,925

* of which Western Europe	947	900	979	1,569	1,103	1,102	1,078

	2008			2007
Sequential change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	3%	-7%	-34%	31%	-1%	8%	-26%
Americas	-5%	52%	-24%	11%	15%	37%	-34%
Asia	-2%	-4%	-18%	8%	-7%	-8%	-11%

Total	0%	4%	-28%	21%	0%	6%	-23%

* of which Western Europe	5%	-8%	-38%	42%	0%	2%	-27%

	2008			2007
Year over year change (%)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-17%	-20%	-7%	5%	7%	59%	55%
Americas	23%	48%	33%	15%	37%	52%	46%
Asia	-17%	-21%	-25%	-18%	-8%	4%	35%

Total	-10%	-9%	-8%	0%	7%	37%	47%

* of which Western Europe	-14%	-18%	-9%	6%	-1%	47%	60%

	2008			2007
Year to date	0809	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	4,324	2,879	1,494	7,293	5,042	3,328	1,598
Americas	1,930	1,226	486	2,072	1,436	864	365
Asia	2,076	1,416	722	3,550	2,666	1,846	961

Total	8,330	5,522	2,702	12,916	9,145	6,037	2,925

* of which Western Europe	2,826	1,879	979	4,852	3,283	2,179	1,078

	2008			2007
YTD year over year change (%)	0809	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	-14%	-13%	-7%	24%	36%	57%	55%
Americas	34%	42%	33%	34%	44%	49%	46%
Asia	-22%	-23%	-25%	0%	8%	18%	35%

Total	-9%	-9%	-8%	18%	27%	42%	47%

* of which Western Europe	-14%	-14%	-9%	21%	29%	53%	60%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 17, 2008